UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                    ------------------------------------------
                              (Amendment No. 10) *


                   Advance Display Technologies, Inc. ("ADTI")
                   -------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   007422306 5
                                 --------------
                                 (CUSIP Number)


           David J. Babiarz, Esq., Overton, Babiarz & Associates, P.C.
           ------------------------------------------------------------
    7720 East Belleview Avenue, Ste. 200, Englewood, CO 80111; (303) 779-5900
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    03/16/00
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  007422306
         -----------

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Gene W. Schneider


2    Check the Appropriate Box if a Member of a Group:    a   X
                                                            -----
                                                          b

3    SEC USE ONLY


4    Source of Funds *

          PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) _


6        Citizenship or Place of Organization

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power: 8,768,233


8    Shared Voting Power: 4,941,959


9    Sole Dispositive Power: 8,768,233


10   Shared Dispositive Power: 4,941,959


11   Aggregate Amount Beneficially Owned by Each Reporting Person: 13,710,192


12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *


13   Percent of Class Represented by Amount in Row (11): 42.13%


14   Type of Reporting Person *

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND ISSUER

               This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Advance Display Technologies, Inc. (hereinafter the "Company"), whose principal place of business is located at 7334 So. Alton Way, Bldg. 14, Suite F, Englewood, Colorado 80112.


ITEM 2: IDENTITY AND BACKGROUND

          No information required.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

               The Reporting Person acquired convertible promissory notes in the amount of $40,478 and $150,000 (the "Notes") from the Company through private placement transactions on March 16 and March 20, 2000, respectively. Such Notes are immediately convertible into shares of the Company's Common Stock at the rate of $.30 per share, at the election of the holder. The funds used to acquire the Notes were the personal funds of the Reporting Person.


Item 4: PURPOSE OF TRANSACTION

               The ownership which is the subject of this Schedule was acquired by Mr. Schneider for the purpose of investment. Mr. Schneider has no plan to effect any transaction which would have the effect of, or result in, any of the following:

               a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

               b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

               d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               e.   Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Company;

               f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

               g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               i. A class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

               j.   Any action similar to any of those enumerated above.


ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, Mr. Schneider is deemed to beneficially own 13,710,192 shares of Common Stock of the Company. Such amount includes 4,941,959 shares of Common Stock owned by G. Schneider Holdings Co., of which Mr. Schneider is the General Partner, and 8,768,233 shares of Common Stock underlying the Notes described in Item 3 above and other convertible securities. G. Schneider Holdings Co. is a Colorado limited partnership (the "Partnership"), with its principal place of business at 4643 South Ulster Street, Ste. 1300, Denver, Colorado 80237, and its principal business is investment management. Mr. Schneider's beneficial ownership represents 42.13% of the issued and outstanding Common Stock of the Company.

          b. Mr. Schneider, as the General Partner of the Partnership, shares the power to vote and dispose of all 4,941,959 shares of Common Stock with the Partnership. He also has the sole power to vote and dispose of 8,768,233 shares of Common Stock beneficially owned by him.

          c. On March 16 and March 20, 2000, the reporting person acquired convertible promissory notes which are immediately convertible into shares of the Company's Common Stock at the rate of $.30 per share at the election of the holder. The notes were acquired in a private transaction from the Company.

          d. Additional members of the Partnership may receive dividends or proceeds from a portion of the Common Stock which is the subject of this Schedule. Such individuals include immediate members of Mr. Schneider's family.

          e.   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               There  are  no   contracts,   arrangements,   understandings   or
          relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

               There is no material required to be filed as exhibits to this Schedule.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.

/s/ Gene W. Schneider                   Date:  May 1, 2000
-----------------------                       ------------
    Gene W. Schneider